Management's Discussion and Analysis of
Results of Operations and Financial Condition

For the three and six months ended
June 30, 2017

August 3, 2017

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated August 3, 2017 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2017 and 2016 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS"), including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at June 30, 2017. "Hudbay Peru" refers to HudBay Peru S.A.C., our wholly-owned subsidiary which owns a 100% interest in the Constancia mine, and “Hudbay Arizona” refers to HudBay Arizona Corporation (formerly named Augusta Resource Corporation), our wholly-owned subsidiary, which indirectly owns a 92.05% interest in the Rosemont project.

Readers should be aware that:

–

This MD&A contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) that are subject to risk factors set out in a cautionary note contained in our MD&A.

–

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

–	We use a number of non-IFRS financial performance measures in our MD&A.
–	The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates.

For a discussion of each of the above matters, readers are urged to review the “Notes to Reader” discussion beginning on page 39 of this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are an integrated mining company primarily producing copper concentrate (containing copper, zinc, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Directly and through our subsidiaries, we own four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to become a top-tier operator of long-life, low-cost mines in the Americas. Our mission is to create sustainable value through the acquisition, development and operation of high-quality and growing long-life deposits in mining-friendly jurisdictions. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. We also have warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

SUMMARY

In the second quarter of 2017, cash generated from operating activities was $131.9 million, down from $137.5 million in the same period of 2016. Operating cash flow before change in non-cash working capital increased to $124.1 million in the second quarter of 2017 from $69.5 million in the same quarter of 2016. The increase in operating cash flow is the result of growth in sales volumes of most metals and higher realized copper and zinc prices.

Net profit and earnings per share in the second quarter of 2017 were $25.6 million and $0.11, respectively, compared to a net loss and loss per share of $5.7 million and $0.02, respectively, in the second quarter of 2016. Net profit and earnings per share in the second quarter of 2017 were affected by, among other things, the following items:

	Pre-tax	After-tax	Per share
	gain (loss)	gain (loss)	gain (loss)
	($ millions)	($ millions)	($/share)
Foreign exchange loss	(5.7)	(5.3)	(0.02)
Mark-to-market adjustments of various items	6.8	6.1	0.03
Non-cash deferred tax adjustments	-	1.7	0.01

Compared to the same quarter of 2016, production of zinc in concentrate increased as a result of higher zinc grades in Manitoba, while copper production declined due to lower copper grades in Peru.

In the second quarter of 2017, consolidated cash cost per pound of copper produced, net of by-product credits, was $0.85, a marginal increase compared to $0.83 in the same period last year1. Incorporating sustaining capital, capitalized exploration, royalties and corporate selling and administrative expenses, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits, in the second quarter of 2017 was $1.49, up from $1.42 in the second quarter of 20161. The increase in all-in sustaining cash cost was driven by higher planned sustaining capital expenditures in Peru and lower copper production compared to the second quarter of 2016.

Net debt1 declined by $85.7 million from March 31, 2017 to $949.8 million at June 30, 2017, as approximately $63 million in drawings under our revolving credit facilities were repaid. At June 30, 2017, total liquidity including cash and available credit facilities was $496.8 million, up from $432.9 million at March 31, 2017.

We are on track to meet previously issued 2017 guidance for production, operating costs and capital costs.

__________________________________________________________________________________
1 Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, and net debt are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 31 of this MD&A.

KEY FINANCIAL RESULTS

Financial Condition
(in $ thousands)	Jun. 30, 2017	Dec. 31, 2016
Cash and cash equivalents	152,672	146,864
Total long-term debt	1,102,426	1,232,164
Net debt [1]	949,754	1,085,300
Working capital	86,112	121,539
Total assets	4,359,827	4,456,556
Equity	1,794,305	1,763,212

Financial Performance	Three months ended		Six months ended
(in $ thousands, except per share amounts)	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
	2017	2016	2017	2016
Revenue	324,898	246,975	578,055	500,600
Cost of sales	246,919	198,684	450,926	424,386
Profit (loss) before tax	41,813	6,557	54,507	(10,331)
Profit (loss)	25,586	(5,703)	23,281	(21,491)
Basic and diluted earnings (loss) per share	0.11	(0.02)	0.10	(0.09)
Operating cash flow before change in non-cash working capital	124,118	69,489	204,718	141,375

1Net debt is a non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 31 of this MD&A.

KEY PRODUCTION RESULTS

		Three months ended			Three months ended
		Jun. 30, 2017			Jun. 30, 2016
		Peru	Manitoba	Total	Peru	Manitoba	Total

Contained metal in concentrate produced [1]
Copper	tonnes	29,798	11,044	40,842	34,699	11,193	45,892
Gold	oz	3,802	22,862	26,664	8,625	21,080	29,705
Silver	oz	546,295	264,051	810,346	778,448	218,063	996,511
Zinc	tonnes	-	34,896	34,896	-	26,456	26,456
Payable metal sold
Copper	tonnes	28,482	10,767	39,249	26,562	10,272	36,834
Gold	oz	3,445	22,006	25,451	4,157	22,598	26,755
Silver	oz	558,617	232,090	790,707	482,332	233,541	715,873
Zinc [2]	tonnes	-	29,424	29,424	-	23,728	23,728

Cash cost [3]	$ /lb	1.24	(0.18)	0.85	0.97	0.37	0.83
Sustaining cash cost [3]	$ /lb	1.82	0.38		1.39	1.10

All-in sustaining cash cost[2]	$ /lb			1.49			1.42
		Six months ended			Six months ended
		Jun. 30, 2017			Jun. 30, 2016
		Peru	Manitoba	Total	Peru	Manitoba	Total

Contained metal in concentrate produced [1]
Copper	tonnes	57,009	18,564	75,573	63,842	20,929	84,771
Gold	oz	7,737	39,650	47,387	14,376	42,573	56,949
Silver	oz	1,085,830	462,411	1,548,241	1,287,442	431,985	1,719,427
Zinc	tonnes	-	65,466	65,466	-	49,832	49,832
Payable metal sold
Copper	tonnes	47,047	18,617	65,664	57,835	20,918	78,753
Gold	oz	4,919	46,001	50,920	11,537	32,935	44,472
Silver	oz	941,880	525,392	1,467,272	1,148,415	341,767	1,490,182
Zinc [2]	tonnes	-	56,256	56,256	-	49,148	49,148

Cash cost [3]	$ /lb	1.27	(0.37)	0.86	1.05	0.73	0.97
Sustaining cash cost [3]	$ /lb	1.72	0.34		1.44	1.67

All-in sustaining cash cost[2]	$ /lb			1.48			1.59

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.
2 Includes refined zinc metal sold and payable zinc in concentrate sold.
3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 31 of this MD&A.

RECENT DEVELOPMENTS

Final Record of Decision for Rosemont

On June 7, 2017, the U.S. Forest Service ("USFS") issued the Final Record of Decision ("FROD") related to the Rosemont Project. Receiving the FROD concludes a thorough process involving 17 co-operating agencies at various levels of government, 16 hearings, over 1,000 studies, and 245 days of public comment resulting in more than 36,000 comments. Since receiving the FROD, we have commenced the administrative process working with the USFS to complete the Mine Plan of Operations ("MPO"), and the draft MPO was submitted to the USFS in late June. The other key federal permit outstanding is the Section 404 Water Permit from the U.S. Army Corps of Engineers.

Credit Facility Extension & Amendments

On July 14, 2017, we entered into amendments to our senior credit facilities to secure both facilities with substantially all of our assets other than assets related to the Rosemont project, amend the financial covenants, extend the maturity dates to July 14, 2021 from March 31, 2019 and reduce the interest rate to LIBOR plus 3.00% from LIBOR plus 4.50%, based on financial results for the twelve months ended June 30, 2017. The revised covenants include maintaining gross total debt to EBITDA of less than 4.00 times in 2017, senior secured debt to EBITDA of less than 2.00 times, and interest coverage of more than 3.00 times. The two facilities have substantially similar terms and conditions and continue to provide revolving credit to a maximum amount of up to $550 million.

Dividend Declared

A semi-annual dividend of C$0.01 per share was declared on August 3, 2017. The dividend will be paid on September 29, 2017 to shareholders of record as of September 8, 2017.

EXPLORATION  UPDATE

Given the strong free cash flow generation of the business year-to-date, additional funds have been allocated to exploration in 2017 with a focus on high-priority drilling targets. We have been active in identifying and acquiring grassroots exploration properties in Peru, Chile and British Columbia during the recent downturn in metals prices. The increase in exploration expenditures is expected to fund drilling on the grassroots exploration properties, as well as testing targets in Manitoba and drilling down plunge at Lalor.

The revised exploration guidance for 2017 is shown below.

2017 Exploration Guidance
(in $ millions)	Revised	Original
Manitoba	6	4
Peru	5	2
Generative and other	12	4
Total exploration expenditures	23	10
Capitalized Spending[1]	(2)	(2)

Total[1]	21	8

1 Assumes $2 million of Manitoba expenditures will be capitalized

CONSTANCIA OPERATIONS REVIEW

		Three months ended		Six months ended		Guidance [1]
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
		2017	2016	2017	2016	2017

Ore mined	tonnes	7,337,531	6,526,635	14,550,731	13,359,315
Copper	%	0.55	0.64	0.55	0.61
Gold	g/tonne	0.04	0.09	0.04	0.07
Silver	g/tonne	3.81	4.75	3.92	4.24

Ore milled	tonnes	6,931,690	6,726,277	13,249,299	12,976,109
Copper	%	0.53	0.62	0.54	0.60
Gold	g/tonne	0.04	0.08	0.04	0.07
Silver	g/tonne	3.91	5.42	4.08	5.10
Copper concentrate	tonnes	118,586	139,745	227,122	254,283
Concentrate grade	% Cu	25.13	24.83	25.10	25.11
Copper recovery	%	80.6	82.7	80.4	82.3
Gold recovery	%	44.8	51.3	44.7	49.1
Silver recovery	%	62.6	66.4	62.4	60.5
Combined unit operating costs [1]	$ /tonne	8.99	7.88	9.09	7.82	7.20 - 8.80

1Reflects combined mine and mill costs per tonne of ore milled. Peru operations combined mine and mill unit costs include G&A, and reflects the deduction of expected capitalized stripping costs and excludes costs.

Ore mined at our Constancia mine during the second quarter of 2017 increased by 12% compared to the same period in 2016 as we continue to increase stockpiles to improve our ability to blend ore at the processing plant. As expected, milled copper grades in the second quarter were approximately 15% lower than the same period in 2016 as we entered lower grade phases of the mine plan. Despite harder material, mill throughput improved 3% due to plant optimization initiatives during the second quarter of 2017.

Recoveries of copper, gold and silver were lower in the second quarter of 2017, compared to the same period in 2016, due to normal ore variability. Improvements in process recoveries continue to be implemented and evaluated along with consistent positive grade reconciliations.

Combined mine, mill and G&A unit operating costs in the second quarter of 2017 were 14% higher than the same period in 2016 as a result of increased unplanned plant maintenance, costs of operating the molybdenum plant at higher than planned rates, higher community spending, road maintenance costs and other administrative costs.

Combined unit operating costs are expected to decline in the second half of 2017 with full year results expected to fall within the guidance range.

		Three months ended		Six months ended		Guidance
Contained metal in		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
concentrate produced		2017	2016	2017	2016	2017
Copper	tonnes	29,798	34,699	57,009	63,842	100,000 - 115,000
Gold	oz	3,802	8,625	7,737	14,376
Silver	oz	546,295	778,448	1,085,830	1,287,442
Precious metals[1]	oz	11,606	19,745	23,249	32,768	55,000 - 65,000

1 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

Production of copper, gold and silver in the second quarter of 2017 was lower than the same period in 2016 due to an expected decline in mined grades, while production increased from the first to second quarter of 2017 as a result of improved mill throughput.

We expect to meet our production and cost guidance at Constancia for the year.

Peru Cash Cost and Sustaining Cash Cost

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2017	2016	2017	2016
Cash cost per pound of copper produced,
net of by-product credits [1]	$ /lb	1.24	0.97	1.27	1.05
Sustaining cash cost per pound of copper
produced, net of by-product credits [1]	$ /lb	1.82	1.39	1.72	1.44

1 Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 31 of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, for the three months ended June 30, 2017 was $1.24, an increase of 28% from the same period in 2016 mainly as a result of decreased copper grades, together with increased plant maintenance and other costs as described above.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the three months ended June 30, 2017 was $1.82, an increase of 31% from the same period in 2016 as a result of the factors noted above, as well as expected higher sustaining capital in heavy civil works during the dry season and mobile equipment overhauls.

Metal Sold

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2017	2016	2017	2016
Payable metal in concentrate
Copper	tonnes	28,482	26,562	47,047	57,835
Gold	oz	3,445	4,157	4,919	11,537
Silver	oz	558,617	482,332	941,880	1,148,415

MANITOBA OPERATIONS REVIEW

Mines

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2017	2016	2017	2016
777
Ore	tonnes	287,884	334,718	576,248	692,258
Copper	%	1.70	1.57	1.61	1.57
Zinc	%	5.06	2.52	4.81	2.76
Gold	g/tonne	2.10	1.39	1.93	1.36
Silver	g/tonne	24.65	17.26	22.90	17.44
Lalor
Ore	tonnes	337,387	281,136	617,005	543,034
Copper	%	0.65	0.55	0.60	0.57
Zinc	%	7.88	7.31	7.98	6.79
Gold	g/tonne	1.82	2.15	1.68	2.34
Silver	g/tonne	21.44	20.32	20.75	20.05
Reed [1]
Ore	tonnes	121,114	114,452	240,648	225,913
Copper	%	4.12	4.87	3.55	4.63
Zinc	%	0.41	0.45	0.54	0.63
Gold	g/tonne	0.47	0.60	0.45	0.57
Silver	g/tonne	6.20	7.47	5.92	7.34
Total Mines
Ore	tonnes	746,385	730,306	1,433,901	1,461,205
Copper	%	1.62	1.70	1.50	1.67
Zinc	%	5.58	4.04	5.46	3.93
Gold	g/tonne	1.71	1.56	1.58	1.60
Silver	g/tonne	20.21	16.90	19.12	16.85
[1] Includes 100% of Reed mine production.

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
Unit Operating Costs		2017	2016	2017	2016
Mines
777	C$/tonne	59.65	50.64	59.33	50.81
Lalor	C$/tonne	77.50	63.48	80.17	66.20
Reed	C$/tonne	59.76	43.51	57.08	44.62
Total Mines	C$/tonne	68.15	55.01	68.49	56.11

Ore mined at our Manitoba operations during the second quarter of 2017 increased by 2% compared to the same period in 2016, primarily as a result of increased production at our Lalor and Reed mines, partially offset by decreased production at our 777 mine. Overall, zinc, gold and silver grades were 38%, 10%, and 20% higher, respectively, while copper grades were 5% lower in the second quarter of 2017 compared to the same period of 2016. Grade variances were due to planned stope sequencing, including the resequencing of the 777 mine plan to prioritize higher grade zinc stopes in 2017. Unit operating costs for all Manitoba mines for the second quarter of 2017 increased by 24% compared to the same period in 2016. Production and costs at 777 and Reed were consistent with expectations during this part of the mine life. Consistent with our revised mine plan, Lalor’s unit costs reflect increased cement rock filling costs as well as substantial operating and capital development work that was undertaken to support our plan to grow Lalor’s production rate to 4,500 tonnes per day.

Year-to-date ore production at our Manitoba mines was 2% lower than the same period in 2016 as a result of lower production at our 777 mine partially offset by higher production at our Reed and Lalor mines. Year-to-date copper and gold grades in 2017, were lower than the same period in 2016 by 10%, and 1%, respectively, while zinc and silver grades were 39% and 13% higher, respectively, which is in line with mine plan expectations. Year-to-date total mine unit costs were 22% higher than the same period in 2016 as a result of the same factors that impacted second quarter total mine unit costs.

Processing Facilities

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2017	2016	2017	2016
Flin Flon Concentrator
Ore	tonnes	436,188	437,759	810,082	866,389
Copper	%	2.37	2.39	2.15	2.27
Zinc	%	3.70	2.06	3.58	2.29
Gold	g/tonne	1.62	1.20	1.50	1.18
Silver	g/tonne	19.12	14.87	17.98	15.12
Copper concentrate	tonnes	39,354	40,964	66,791	76,072
Concentrate grade	% Cu	24.19	24.05	23.92	24.10
Zinc concentrate	tonnes	27,415	13,770	48,953	30,574
Concentrate grade	% Zn	50.68	51.35	51.04	51.48
Copper recovery	%	92.1	94.0	91.8	93.1
Zinc recovery	%	86.1	78.3	86.1	79.2
Gold recovery	%	59.9	60.9	59.7	59.5
Silver recovery	%	56.8	55.9	55.3	56.3
Contained metal in concentrate produced
Copper	tonnes	9,518	9,850	15,976	18,333
Zinc	tonnes	13,895	7,071	24,987	15,739
Precious metals[1]	oz	15,778	11,911	27,038	22,964
Stall Concentrator
Ore	tonnes	290,301	285,434	553,453	542,534
Copper	%	0.64	0.57	0.58	0.58
Zinc	%	7.88	7.33	7.93	6.80
Gold	g/tonne	1.80	2.14	1.66	2.36
Silver	g/tonne	21.14	20.22	20.52	20.29
Copper concentrate	tonnes	7,083	6,682	12,856	12,593
Concentrate grade	% Cu	21.54	20.10	20.13	20.61
Zinc concentrate	tonnes	40,362	37,464	77,724	66,592
Concentrate grade	% Zn	52.03	51.74	52.08	51.20
Copper recovery	%	81.6	81.9	80.5	81.9
Zinc recovery	%	91.8	92.7	92.3	92.4
Gold recovery	%	55.3	55.1	55.2	55.9
Silver recovery	%	56.7	54.5	55.7	55.1
Contained metal in concentrate produced
Copper	tonnes	1,526	1,343	2,588	2,596
Zinc	tonnes	21,001	19,385	40,479	34,093
Precious metals[1]	oz	10,856	12,285	19,218	25,780

1 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

		Three months ended		Six months ended		Guidance
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
Unit Operating Costs		2017	2016	2017	2016	2017
Concentrators
Flin Flon	C$/tonne	17.57	16.64	19.21	16.23
Stall	C$/tonne	26.60	21.09	31.08	21.38
Combined mine/mill unit operating costs [1]
Manitoba	C$/tonne	109.11	87.63	113.88	91.09	88 - 108

1 Reflects combined mine, mill and G&A costs per tonne of milled ore. Includes the cost of ore purchased from our joint venture partner at Reed mine.

Ore processed in Flin Flon in the second quarter of 2017 was consistent with ore processed during the same period in 2016. Copper, gold and silver recoveries in the second quarter of 2017 were consistent with the same period in 2016, while zinc recovery was 10% higher due to higher zinc head grades. Unit operating costs at the Flin Flon concentrator were 6% higher in the second quarter of 2017 compared to the same period in 2016 as a result of higher maintenance expenditures. Ore processed and recoveries at the Stall concentrator in the second quarter of 2017 were consistent with the same period in 2016. Unit operating costs at the Stall concentrator were 26% higher in the second quarter of 2017 compared to the same period in 2016 as a result of higher maintenance expenditures and additional costs related to the use of higher-cost temporary crushing facilities in April. The mill resumed use of its permanent crushing circuit by the end of April 2017.

Ore processed year-to-date in 2017 in Flin Flon was 6% lower than the same period in 2016 as a result of lower production at our 777 mine. Year-to-date recoveries of copper, gold, and silver, were fairly consistent with the same period in 2016, while zinc recovery was 9% higher due to higher zinc head grades. Year-to-date unit operating costs at the Flin Flon concentrator were 18% higher than the same period in 2016 as a result of lower production as well as increased maintenance costs. Ore processed year-to-date and recoveries for all metals in 2017 at the Stall concentrator were consistent with the same period in 2016. Year-to-date unit operating costs at the Stall concentrator were 45% higher than the same period in 2016 as a result of higher maintenance expenditures and the use of higher-cost temporary crushing facilities primarily during the first quarter.

The strong ramp up of ore production from the Lalor mine in the first half of 2017 has resulted in the accumulation of an ore stockpile as Lalor’s production has exceeded the Stall concentrator’s current milling capacity. We have started to truck some of the stockpiled ore to the Flin Flon mill for processing in the second half of 2017.

Manitoba combined mine, mill and G&A unit operating costs in the second quarter and year-to-date in 2017 were 25% higher than in the same periods in 2016 for the reasons outlined above. In addition, the stockpiling of Lalor ore described above increases combined mine/mill unit costs as that metric is expressed as total costs during the period (irrespective of inventory changes), divided by the tonnes of ore milled. This factor should reverse as stockpiles reduce, although costs in the second half will be affected by higher Reed mine unit costs as the capitalization of development costs will cease, and additional costs will be incurred to truck Lalor ore to the Flin Flon mill. Processing the additional Lalor production in Flin Flon is expected to drive economies of scale and additional revenues through a faster ramp up. Combined unit costs are expected to be within the guidance range for 2017.

		Three months ended		Six months ended		Guidance[1]
Manitoba contained metal in		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
concentrate produced [1,2]		2017	2016	2017	2016	2017
Copper	tonnes	11,044	11,193	18,564	20,929	32,500 - 42,500
Gold	oz	22,862	21,080	39,650	42,573
Silver	oz	264,051	218,063	462,411	431,985
Zinc	tonnes	34,896	26,456	65,466	49,832	125,000 - 150,000

Precious metals[3]	oz	26,634	24,195	46,256	48,744	90,000 - 110,000

1 Includes 100% of Reed mine production.
2 Metal reported in concentrate is prior to deductions associated with smelter terms.
3 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

In the second quarter of 2017, production of copper was consistent with the same period in 2016. Zinc, gold, and silver production was 32%, 8%, and 21% higher, respectively, compared to the same period of 2016 as a result of higher grades at 777 and Lalor as well as higher production at Lalor. Production is expected to be within guidance ranges for 2017.

Manitoba’s production of copper equivalent tonnes achieved record levels in the second quarter of 2017 mainly due to higher mill throughput and higher grades.

Zinc Plant

		Three months ended		Six months ended		Guidance
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
Zinc Production		2017	2016	2017	2016	2017
Zinc Concentrate Treated
Domestic	tonnes	53,026	47,206	110,161	99,021
Refined Metal Produced
Domestic	tonnes	25,476	22,859	54,294	47,136	95,000 - 115,000

		Three months ended		Six months ended		Guidance
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
Unit Operating Costs		2017	2016	2017	2016	2017
Zinc Plant [1]	C$/lb	0.44	0.48	0.42	0.48	0.40 - 0.50

1 Zinc unit operating costs include G&A costs.

Production of cast zinc in the second quarter of 2017 and year-to-date in 2017 was 11% and 15% higher, respectively, than in the same periods in 2016 as a result of increased production of zinc concentrate. Operating costs per pound of zinc metal produced in the second quarter of 2017 and year-to-date were 8% lower and 13% lower, respectively, compared to the same periods in 2016 as a result of increased production. Refined zinc metal production and operating costs are expected to be within guidance ranges for 2017.

Manitoba Cash Cost and Sustaining Cash Cost

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2017	2016	2017	2016
Cost per pound of copper produced
Cash cost per pound of copper produced,
net of by-product credits [1]	$ /lb	(0.18)	0.37	(0.37)	0.73
Sustaining cash cost per pound of copper
produced, net of by-product credits [1]	$ /lb	0.38	1.10	0.34	1.67

Cost per pound of zinc produced
Cash cost per pound of zinc produced,
net of by-product credits [1]	$ /lb	0.21	0.22	0.25	0.32
Sustaining cash cost per pound of zinc
produced, net of by-product credits [1]	$ /lb	0.39	0.53	0.45	0.72

1 Cash cost and sustaining cash cost per pound of copper & zinc produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 31 of this MD&A.

In Manitoba, cash cost, net of by-product credits, in the second quarter of 2017 was negative $0.18 per pound of copper produced compared to $0.37 in the second quarter of 2016. The decrease is primarily a result of significantly increased zinc by-product credits, partially offset by expected higher costs at our 777 and Reed mines during this part of their mine life. Sustaining cash cost, net of by-product credits, in the second quarter of 2017 decreased to $0.38 per pound of copper produced compared to $1.10 in the second quarter of 2016 as a result of the same factors described above and lower capitalized underground mine development. On a year-to-date basis, the declines in cash cost, net of by-product credits and sustaining cash cost, net of by-product credits were the result of the same factors impacting second quarter results.

Cash cost and sustaining cash cost per pound of zinc produced, net of by-product credits, was lower compared to the same period last year as a result of increased zinc production, higher grades realized with the revised 777 mine plan and lower sustaining capital spending, partially offset by the higher mining costs associated with the 777 mine at this stage of its mine life.

In the past three quarters, Manitoba cash cost and sustaining cash cost have declined due to increased by-product credits realized. Cash costs in the first quarter of 2017 benefited from cost reduction initiatives and higher than usual by-product credits.

Metal Sold

		Three months ended		Six months ended
		Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
		2017	2016	2017	2016
Payable metal in concentrate
Copper	tonnes	10,767	10,272	18,617	20,918
Gold	oz	22,006	22,598	46,001	32,935
Silver	oz	232,090	233,541	525,392	341,767
Zinc	tonnes	1,760	-	1,760	-

Refined zinc	tonnes	27,664	23,728	54,496	49,148

Due to increased Lalor mine throughput and higher zinc grades at 777, zinc concentrate production is exceeding the processing capacity of the Flin Flon zinc plant. As a result, sales of excess zinc concentrate inventory began in the second quarter of 2017 and will continue as long as concentrate production exceeds zinc plant processing capacity.

FINANCIAL REVIEW

Financial Results

In the second quarter of 2017, we recorded a profit of $25.6 million compared to a loss of $5.7 million for the same period in 2016, an increase in profit of $31.3 million.

Year-to-date in 2017, we recorded a profit of $23.3 million compared to a loss of $21.5 million in the same period in 2016, an increase in profit of $44.8 million.

The following table provides further details on these variances:

	Three months ended	Six months ended
(in $ millions)	Jun. 30, 2017	Jun. 30, 2017
Increase (decrease) in components of profit or loss:
Revenues	77.9	77.5
Cost of sales
Mine operating costs	(35.5)	(26.6)
Depreciation and amortization	(12.8)	0.1
Finance expense	3.6	7.1
Other	2.1	6.8
Tax	(4.0)	(20.1)

Increase in profit in 2017 compared to 2016	31.3	44.8

Revenue

Revenue for the second quarter of 2017 was $324.9 million, $77.9 million higher than the same period in 2016, primarily as a result of higher copper, silver and zinc sales volumes and higher metal prices for copper and zinc.

Year-to-date revenue was $578.1 million, $77.5 million higher than the same period in 2016, due to significantly higher realized sales prices for copper and zinc metals, and lower treatment and refining charges, partially offset by lower copper concentrate sales volumes.

	Three months ended	Six months ended
(in $ millions)	Jun. 30, 2017	Jun. 30, 2017
Metals prices[1]
Higher copper prices	40.5	68.2
Higher zinc prices	21.8	51.2
Lower gold prices	(6.2)	(9.9)
Lower silver prices	(2.3)	(2.9)
Sales volumes
Higher (lower) copper sales volumes	11.2	(63.1)
Higher zinc sales volumes	11.7	13.8
(Lower) higher gold sales volumes	(1.6)	12.2
Higher silver sales volumes	1.2	1.2
Other
Derivative mark-to-market decrease	(3.1)	(7.2)
Other volume and pricing differences	4.4	4.9
Effect of lower treatment and refining charges	0.3	9.1

Increase in revenue in 2017 compared to 2016	77.9	77.5

1 See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ millions)	2017	2016	2017	2016
Copper	223.0	171.3	375.0	369.9
Zinc	82.3	52.0	160.2	102.5
Gold	28.8	36.6	59.8	57.5
Silver	11.9	12.9	21.8	23.4
Other	5.0	0.6	6.2	1.3
Gross revenue[1]	351.0	273.4	623.0	554.6
Treatment and refining charges	(26.1)	(26.4)	(44.9)	(54.0)

Revenue	324.9	247.0	578.1	500.6

1 Copper, gold and silver revenues include unrealized gains and losses related to non-hedge derivative contracts including fixed for floating swaps, that are included in realized prices. Zinc revenues include unrealized gains and losses related to non-hedge derivative contracts that are not included in realized prices.

Realized sales prices This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, gold and silver we may enter into non-hedge derivatives (“QP hedges”) which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The QP hedges are not removed from the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts. Our realized prices for the second quarter and year-to-date in 2017 and 2016, respectively, are summarized below:

			Realized prices[1] for the			Realized prices[1] for the
			Three months ended			Six months ended
		LME QTD	Jun. 30,	Jun. 30,	LME YTD	Jun. 30,	Jun. 30,
		2017[2]	2017	2016	2017[2]	2017	2016
Prices
Copper	$ /lb	2.57	2.58	2.11	2.61	2.59	2.13
Zinc[3]	$ /lb	1.18	1.27	0.93	1.22	1.29	0.88
Gold[4]	$ /oz		1,130	1,368		1,174	1,293
Silver[4]	$ /oz		15.02	18.09		14.83	15.70

[1]

Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

[2]	London Metal Exchange average for copper and zinc prices.
[3]

This amount includes a realized sales price of $1.27 for cast zinc metal and $1.25 for zinc concentrate sold for the three months ended June 30, 2017. Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues. For the three months ended June 30, 2017, the unrealized component of the zinc derivative resulted in a gain of $0.00/lb. For the three months ended June 30, 2016, the unrealized component of the zinc derivative resulted in a gain of $0.06/lb.

[4]

Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Wheaton Precious Metals, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 21.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements:

Three months ended June 30, 2017
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	223.0	82.3	28.8	11.9	5.0	351.0
Derivative mark-to-market [2]	-	(0.2)	-	-	-	(0.2)
Revenue, excluding mark-to-market on non-QP hedges	223.0	82.1	28.8	11.9	5.0	350.8
Payable metal in concentrate sold [3]	39,249	29,424	25,451	790,707	-	-
Realized price [4]	5,682	2,790	1,130	15.02	-	-
Realized price [5]	2.58	1.27	-	-	-	-
Six months ended June 30, 2017
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	375.0	160.2	59.8	21.8	6.2	623.0
Derivative mark-to-market [2]	-	0.1	-	-	-	0.1
Revenue, excluding mark-to-market on non-QP hedges	375.0	160.3	59.8	21.8	6.2	623.1
Payable metal in concentrate sold [3]	65,664	56,256	50,920	1,467,272	-	-
Realized price [4]	5,711	2,848	1,174	14.83	-	-
Realized price [5]	2.59	1.29	-	-	-	-
Three months ended June 30, 2016
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	171.3	52.0	36.6	12.9	0.6	273.4
Derivative mark-to-market [2]	-	(3.3)	-	-	-	(3.3)
Revenue, excluding mark-to-market on non-QP hedges	171.3	48.7	36.6	12.9	0.6	270.1
Payable metal in concentrate sold [3]	36,834	23,728	26,755	715,873	-	-
Realized price [4]	4,650	2,052	1,368	18.09	-	-
Realized price [5]	2.11	0.93	-	-	-	-
Six months ended June 30, 2016
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	369.9	102.5	57.5	23.4	1.3	554.6
Derivative mark-to-market [2]	-	(7.1)	-	-	-	(7.1)
Revenue, excluding mark-to-market on non-QP hedges	369.9	95.4	57.5	23.4	1.3	547.5
Payable metal in concentrate sold [3]	78,753	49,148	44,472	1,490,182	-	-
Realized price [4]	4,697	1,940	1,293	15.70	-	-
Realized price [5]	2.13	0.88	-	-	-	-

1Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
2 Derivative mark-to-market excludes mark-to-market on QP hedges.
3 Copper and zinc shown in tonnes and gold and silver shown in ounces.
4 Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.
5 Realized price for copper and zinc in $/lb.

The price, quantity and mix of metals sold, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended		Six months ended
		Jun. 30, 2017		Jun. 30, 2017
		Manitoba	Peru	Manitoba	Peru
Gold	oz	6,321	2,623	12,607	4,671
Silver	oz	124,757	558,617	266,863	941,880
Gold deferred revenue drawdown rate[1]	$ /oz	1,089	431	1,101	431
Gold cash rate [2]	$ /oz	408	400	408	400
Silver deferred revenue drawdown rate[1]	$ /oz	16.80	7.39	17.00	7.39
Silver cash rate [2]	$ /oz	6.02	5.90	6.02	5.90

		Three months ended		Six months ended
		Jun. 30, 2016		Jun. 30, 2016
		Manitoba	Peru	Manitoba	Peru
Gold	oz	10,381	3,340	17,518	8,272
Silver	oz	130,447	482,332	215,870	1,148,415
Gold deferred revenue drawdown rate[1]	$ /oz	1,074	436	1,049	436
Gold cash rate [2]	$ /oz	404	400	404	400
Silver deferred revenue drawdown rate[1]	$ /oz	19.61	7.39	19.14	7.39
Silver cash rate [2]	$ /oz	5.96	5.90	5.96	5.90

[1]

Deferred revenue amortization is recorded in Manitoba at C$1,464/oz and C$22.60/oz for gold and silver, respectively, (2016 - C$1,382/oz and C$25.23/oz) and converted to US dollars at the exchange rate in effect at the time of revenue recognition.

[2]

The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

Cost of Sales

Our detailed cost of sales is summarized as follows:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ thousands)	2017	2016	2017	2016
Peru
Mine	12,611	14,381	25,900	26,913
Concentrator	35,758	27,905	68,069	54,534
Changes in product inventory	2,534	(9,873)	(15,024)	(2,788)
Depreciation and amortization	45,136	32,030	75,519	77,532
G&A	11,964	10,701	25,423	20,057
Freight, royalties and other charges	12,600	12,952	22,554	29,009
Total Peru cost of sales	120,603	88,096	202,441	205,257

Manitoba
Manitoba mines	35,965	29,713	69,880	58,768
Manitoba concentrators	11,440	10,326	24,578	19,317
Zinc plant	15,590	16,393	32,196	32,190
Purchased ore and concentrate (before inventory changes)	5,867	4,996	9,268	8,219
Changes in product inventory	1,039	3,468	1,298	4,962
Depreciation and amortization	31,385	31,716	62,552	60,627
G&A	11,907	5,263	25,303	16,561
Freight, royalties and other charges	13,123	8,713	23,410	18,485
Total Manitoba cost of sales	126,316	110,588	248,485	219,129

Cost of sales	246,919	198,684	450,926	424,386

Total cost of sales for the second quarter of 2017 was $246.9 million, reflecting an increase of $48.2 million from the second quarter of 2016. Cost of sales related to Peru was $32.5 million higher primarily due to higher sales and higher depreciation related to an inventory build up in the second quarter of 2016, together with higher depreciation per unit of copper production due to lower grades. In Manitoba, cost of sales increased by $15.7 million compared to the second quarter of 2016 as a result of higher mining, freight and profit sharing costs.

Cost of sales year-to-date in 2017 was $450.9 million, an increase of $26.5 million compared to 2016. The increase is mostly attributable to Manitoba which had higher year-to-date costs of $29.4 million compared to the same period last year due to the reasons outlined above and additional costs due to utilization of temporary crushing facilities at the Stall mill primarily during the first quarter.

For details on unit operating costs refer to the respective tables in the “Operations Review” section beginning on page 7 of this MD&A.

For the second quarter of 2017, other significant variances in expenses from operations, compared to the same period in 2016, include the following:

–

Selling and administrative expenses decreased by $4.2 million, which was the result of decreased share based compensation expenses resulting from the revaluation of these rewards to lower share prices during the current quarter compared to the same period last year.

–

Finance expenses decreased by $3.6 million mainly as a result of lower interest costs on our senior unsecured notes after we completed our refinancing in December 2016. In addition, there were lower interest costs realized on our senior secured revolving credit facilities (the “Credit Facilities”), which were a function of reduced outstanding amounts on these Credit Facilities compared to the same period last year.

–	Other finance expenses increased by $1.6 million primarily as a result of:
–	Foreign exchange losses of $5.7 million in the second quarter of 2017 compared to gains of $1.1 million in the second quarter of 2016;
–

Disposals, impairment and mark-to-market adjustments on held for trading and available-for-sale investments resulted in a net loss of $0.3 million during the current period of 2017 compared to a gain of $1.3 million during the same period last year;

–

A fair value adjustment on the embedded derivative related to the senior unsecured notes and our gold option liability related to the acquisition of the New Britannia mine and mill (“NBM Mill”) resulted in a gain of $0.2 million in the second quarter of 2017 compared to losses of $0.4 million in the second quarter of 2016; and

–	Mark-to-market gain on warrants of $5.0 million compared to a loss of $1.2 million in the same period last year.

For 2017 year-to-date, other significant variances in expenses from operations, compared to 2016 year-to-date, include the following:

–

Selling and administrative expenses decreased by $2.2 million, which was primarily the result of decreased share based compensation expenses of $1.8 million resulting from the revaluation of these rewards to lower share prices during the current year-to-date period compared to the same period last year.

–

Other operating income was $3.4 million during the 2017 year-to-date period compared to other operating losses of $6.2 million in the comparable period mainly as a result of a recovery of $8.7 million for insurance proceeds received in 2017 related to the Constancia grinding line 2 failure in 2015.

–

Finance expenses decreased by $7.1 million mainly as a result of lower interest costs on our senior unsecured notes after we completed our refinancing in December 2016. In addition, there were lower interest costs realized on our Credit Facilities, which were a function of reduced outstanding amounts on these Credit Facilities compared to the same period last year.

–	Other finance expenses increased by $3.4 million primarily as a result of:
–	Foreign exchange losses of $8.0 million in 2017 year-to-date compared to losses of $0.2 million in the same period in 2016;
–

Disposals, impairment and mark-to-market adjustments on held for trading and available-for-sale investments resulted in a net loss of $0.3 million during the current period of 2017 compared to a gain of $1.1 million during the same period last year;

–

A fair value adjustment on the embedded derivative related to the senior unsecured notes and our gold option liability related to the acquisition of the NBM Mill resulted in a gain of $0.1 million in the current year-to-date period of 2017 compared to losses of $1.1 million in the same period of 2016; and

–	Mark-to-market adjustments on warrants resulted in a gain of $3.7 million compared to a loss of $0.8 million in the same period last year.

Tax Expense (Recovery)

For the three and six months ended June 30, 2017, tax expense increased by $4.0 million and $20.1 million, respectively, compared to the same periods in 2016. The following table provides further details:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ thousands)	2017	2016	2017	2016
Deferred tax expense - income tax [1]	14,457	5,841	17,444	1,018
Deferred tax expense - mining tax [1]	184	1,114	962	2,260
Total deferred tax expense	14,641	6,955	18,406	3,278
Current tax (recovery) expense - income tax	(3,601)	2,114	3,429	3,901
Current tax expense - mining tax	5,187	3,191	9,391	3,981
Total current tax expense	1,586	5,305	12,820	7,882

Tax expense	16,227	12,260	31,226	11,160

1 Deferred tax expense (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Applying the estimated Canadian statutory income tax rate of 27.0% to our income before taxes of $54.5 million for the year-to-date period in 2017 would have resulted in a tax expense of approximately $14.7 million; however, we recorded an income tax expense of $20.9 million. The significant items causing our effective income tax rate to be different than the 27.0% estimated Canadian statutory income tax rate include:

–

Certain deductible temporary differences with respect to Peru mostly relating to decommissioning and restoration liabilities were not recognized as we have determined that it is not probable that we will realize the recovery based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Peru operations, resulting in an increase in deferred tax expense of approximately $5.7 million (2016 year-to-date - $4.5 million);

–

Certain deductible temporary differences with respect to Manitoba mostly relating to decommissioning and restoration liabilities were not recognized as we have determined that it is not probable that we will realize the recovery based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Manitoba operations, adjusted for the average annual effective rate methodology, resulting in an increase in deferred tax expense of approximately $3.3 million (2016 year-to-date - $7.9 million); and

–

A decrease in the deferred tax expense of $4.3 million (2016 year-to-date - $3.0 million) due to the fact that certain Canadian non-monetary assets are recognized at historical cost while the tax bases of the assets change as exchange rates fluctuate, which gives rise to taxable temporary differences.

Mining Tax Expense

Applying the estimated Manitoba mining tax rate of 10.0% to our income before taxes of $54.5 million for the year-to-date period in 2017, would have resulted in a tax expense of approximately $5.5 million and we recorded a mining tax expense of $10.4 million (2016 – $6.2 million). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

–	10% of total mining taxable profit if mining profit is C$50 million or less;
–	15% of total mining taxable profit if mining profits are between C$55 million and C$100 million; and
–	17% of total mining taxable profit if mining profits exceed C$105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0% .

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at June 30, 2017 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Senior Unsecured Notes Refinancing

On December 12, 2016, we completed an offering of $1.0 billion aggregate principal amount of senior notes in two series: (i) a series of 7.250% senior notes due 2023 in an aggregate principal amount of $400 million and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of $600 million. The proceeds from this offering were used to redeem all US$920 million of our 9.50% senior unsecured notes due 2020.

Senior Secured Revolving Credit Facilities

As at June 30, 2017, between our Credit Facilities we have drawn $79.1 million in cash and $126.8 million in letters of credit, leaving total undrawn availability of $344.1 million. As at June 30, 2017, we were in compliance with our covenants under the Credit Facilities.

As noted under “Recent Developments” above, the Credit Facilities were amended on July 14, 2017 to secure both facilities with substantially all of our assets other than assets related to the Rosemont project, amend the financial covenants, extend the maturity dates from March 31, 2019 to July 14, 2021 and reduce the interest rate from LIBOR plus 4.50% to LIBOR plus 3.00%, based on financial results for the twelve months ended June 30, 2017. The revised covenants include maintaining gross total debt to EBITDA of less than 4.00 times in 2017, senior secured debt to EBITDA of less than 2.00 times, and interest coverage of more than 3.00 times.

Equipment Finance Facility

As at June 30, 2017, we had approximately $46.1 million owing under the facility.

Financial Condition

Financial Condition as at June 30, 2017 compared to December 31, 2016

Cash and cash equivalents increased by $5.8 million from December 31, 2016 to $152.7 million as at June 30, 2017. This increase was partly a result of cash generated from operating activities of $242.2 million, and a net release of restricted cash of $16.9 million. These inflows were partly offset by $94.0 million of capital investments primarily at our Peru and Manitoba operations, debt repayments of $131.2 million and interest payments of $15.8 million. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital decreased by $35.4 million to $86.1 million from December 31, 2016 to June 30, 2017. In addition to the increased cash and cash equivalents position:

–	Current inventories increased by $24.5 million;
–	Trade and other receivables decreased by $65.8 million primarily due to the timing of sales and receipts of statutory amounts owing; and
–	Trade and other payables increased by $17.2 million primarily as a result of the timing of capital spending resulting in higher trade payables at June 30 2017;

Cash Flows

The following table summarizes our cash flows for the three months and three and six months ended June 30, 2017 and June 30, 2016:

	Three months ended		Six months ended
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,
(in $ thousands)	2017	2016	2017	2016
Profit (loss) for the period	25,586	(5,703)	23,281	(21,491)
Tax expense	16,227	12,260	31,226	11,160
Items not affecting cash	86,006	63,438	158,594	158,534
Taxes paid	(3,701)	(506)	(8,383)	(6,828)
Operating cash flow before changes in non-cash working capital	124,118	69,489	204,718	141,375
Change in non-cash working capital	7,734	68,032	37,527	97,696
Cash generated from operating activities	131,852	137,521	242,245	239,071
Cash used in investing activities	(36,234)	(69,485)	(76,519)	(120,826)
Cash used in financing activities	(76,594)	(11,085)	(161,197)	(30,584)
Effect of movement in exchange rates on cash and cash equivalents	1,065	(765)	1,279	390

Increase in cash and cash equivalents	20,089	56,186	5,808	88,051

Cash Flow from Operating Activities

Cash generated from operating activities was $131.9 million during the second quarter of 2017, a decrease of $5.7 million compared with the same period last year. Operating cash flow before change in non-cash working capital was $124.1 million during the second quarter of 2017, reflecting an increase of $54.6 million compared to the second quarter of 2016. Operating cash flow benefited from higher overall realized sales prices and higher sales volumes compared to the second quarter of 2016. The second quarter of 2016 benefited from substantial cash inflows from non-cash working capital changes.

Year-to-date cash generated from operating activities was $242.2 million in 2017, an increase of $3.2 million compared to 2016. Operating cash flow before changes in non-cash working capital were $204.7 million, an increase of $63.3 million compared to the same year-to-date period in 2016. Operating cash flow benefited from higher copper and zinc realized sales prices compared to the same year-to-date period in 2016.

Cash Flow from Investing and Financing Activities

During the second quarter of 2017, we used $112.8 million in investing and financing activities, primarily driven by the repayment of $67.1 million in principal on our Credit Facilities and capital expenditures of $53.5 million.

Year-to-date, we used $237.7 million of cash in investing and financing activities, primarily driven by net principal repayments on our debt borrowings of $131.2 million, capital expenditures of $94.0 million and interest paid of $15.8 million, partially offset by funds released from restricted cash of $16.9 million.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months
	ended		Six months ended		Guidance
	Jun. 30,	Jun. 30,	Jun. 30,	Jun. 30,	Annual
(in $ millions)	2017	2016	2017	2016	2017 [1]
Manitoba sustaining capital expenditures	10.5	15.1	23.3	38.7	65.0
Peru sustaining capital expenditures	35.9	30.8	53.4	51.1	120.0
Total sustaining capital expenditures	46.4	45.9	76.7	89.8	185.0
Arizona other capitalized costs	3.1	5.2	9.3	16.7	20.0
Peru growth capitalized expenditures	0.5	-	0.5	-	25.0
Peru other capital costs	5.6	9.0	9.2	16.2
Manitoba growth capitalized expenditures	5.7	-	7.4	-	55.0
Manitoba other capitalized costs	4.7	9.7	7.6	14.0
Capitalized exploration	0.5	0.9	0.8	1.3	2.0
Capitalized interest	3.3	3.7	6.6	7.4
Other capitalized costs	-	-	0.2	-
Total other capitalized costs	23.4	28.5	41.6	55.6
Total accrued capital additions	69.8	74.4	118.3	145.4
Reconciliation to cash capital additions:
Decommissioning and restoration obligation	(7.2)	(14.5)	(13.0)	(23.2)
Capitalized interest	(3.3)	(3.7)	(6.6)	(7.4)
Changes in capital accruals and other	(5.8)	(3.8)	(4.7)	(16.1)

Total cash capital additions	53.5	52.4	94.0	98.7

1 Sustaining capital expenditure guidance excludes capitalized interest.

Sustaining capital expenditures in Manitoba for the three and six months ended June 30, 2017 were $10.5 million and $23.3 million, respectively, a decrease of $4.6 million and $15.4 million, respectively, compared to the same periods in 2016. This decrease is primarily due to decreases in capitalized underground mine development.

Sustaining capital expenditures in Peru for the three and six months ended June 30, 2017 were $35.9 million and $53.4 million, respectively, an increase of $5.1 million and $2.3 million, respectively, compared to the same periods in 2016. The increase is mainly the result of higher capital costs for tailings impoundment construction.

Other Peru and Other Manitoba capitalized costs include decommissioning and restoration adjustments.

Sustaining capital is expected to be higher in the second and third quarters of 2017 due to increased heavy civil earthworks during the dry season in Peru.

Capital Commitments

As at June 30, 2017, we had outstanding capital commitments in Canada of approximately $31.8 million primarily related to committed long-lead orders for the paste plant, of which approximately $0.3 million cannot be terminated by Hudbay; approximately $29.7 million in Peru related to sustaining capital costs, of which all can be terminated by Hudbay; and approximately $161.2 million in Arizona, primarily related to the Rosemont project and expected to be paid after the commencement of Rosemont construction, of which approximately $77.4 million cannot be terminated by Hudbay.

Contractual Obligations

The following table summarizes our contractual obligations as at June 30, 2017:

		Less than	1-3	4-5	After 5
Payment Schedule (in $ millions)	Total	1 Year	Years	Years	Years
Long-term debt obligations[1]	1,654.6	64.5	269.7	151.0	1,169.4
Capital lease obligations	20.5	5.2	10.4	4.9	-
Operating lease obligations	18.6	4.6	7.6	4.0	2.4
Purchase obligation - capital commitments	222.7	82.3	11.1	-	129.3
Purchase obligation - other commitments[2]	618.4	87.4	207.1	125.8	198.1
Pension and other employee future benefits obligations	146.1	22.1	31.5	6.7	85.8
Decommissioning and restoration obligations[3]	195.2	1.0	10.8	5.2	178.2

1 Long-term debt obligations include scheduled interest payments.
2 Primarily made up of long-term agreements with operational suppliers, obligations for power purchase, concentrate handling, fleet and port services.
3 Before inflation.

Liquidity

As at June 30, 2017, we had total liquidity of approximately $496.8 million, including $152.7 million in cash and cash equivalents, as well as $344.1 million in availability under our Credit Facilities. We expect that our current liquidity and future cash flows will be sufficient to meet our obligations in the coming year.

Outstanding Share Data

As of August 3, 2017, there were 237,271,188 common shares of Hudbay issued and outstanding. In addition, Hudbay warrants to acquire an aggregate of 22,391,490 common shares of Hudbay were outstanding and options for an aggregate of 690,020 common shares outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

	2017		2016				2015

(in $ millions)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	324.9	253.2	316.7	311.4	247.0	253.6	336.6	269.8
Profit (loss) before tax	41.8	12.7	(26.1)	42.0	6.6	(16.9)	(325.6)	(16.1)
Profit (loss)	25.6	(2.3)	(47.3)	33.6	(5.7)	(15.8)	(255.5)	(11.8)
Earnings (loss) per
share:
Basic	0.11	(0.01)	(0.20)	0.14	(0.02)	(0.07)	(1.09)	(0.05)
Diluted	0.11	(0.01)	(0.20)	0.14	(0.02)	(0.07)	(1.09)	(0.05)
Operating cash flow[1]	124.1	80.6	122.3	124.2	69.5	71.9	117.4	79.0

1 Operating cash flow before changes in non-cash working capital

Copper and zinc prices were volatile during the second quarter of 2017. In all, during the quarter, notwithstanding the volatility, realized prices were flat. Higher volumes of copper concentrate and zinc metal sales drove higher revenues, gross profits and operating cash flow before changes in non-cash working capital in the second quarter of 2017 compared to the first quarter. Finance expenses have also declined since the fourth quarter of 2016 due to principal repayments and the refinancing of our senior unsecured notes.

Higher copper and zinc prices during the first quarter of 2017 allowed us to increase our gross profit compared to the fourth quarter of 2016, notwithstanding lower revenues as a result of lower production due to planned and unplanned maintenance activities at our operations. In addition, the increases in margins allowed us to continue our voluntary repayment of principal amounts on our Credit Facilities. The voluntary repayments of principal and the lower interest rates on our refinanced senior notes lowered the finance expenses on long term debt compared to previous quarters. In addition, we recorded a recovery of $8.7 million in our Peru business unit in respect of insurance proceeds.

We benefited from rising copper and zinc prices during the fourth quarter of 2016 and from lower unit operating costs as a result of our cost containment commitment for 2016. The higher and stable operating cash flow generated from our operations enabled the net repayment of $95 million in principal on our Credit Facilities during the fourth quarter of 2016. In addition, during the fourth quarter, we re-financed our senior notes which now have later maturities and lower interest rates. We incurred a $47.7 million call premium during the fourth quarter of 2016 to facilitate the early redemption of the previously outstanding $920 million notes.

In the third quarter of 2016, the steady increase in production and sales continued the trend of increasing revenues as compared to prior quarters. The increase in production of concentrate in both Peru and Manitoba resulted in lower unit costs as a result of the economies of scale achieved and the focus on cost optimization at all sites. The result of this production driven growth has been an increase in gross profits compared to the prior year and prior quarters. Despite volatility in commodity price markets, particularly precious metals, realized prices in the third quarter were marginally higher than the most recent prior quarters.

In the second quarter of 2016, revenues remained consistent with the first quarter of 2016 as higher realized prices for precious metals offset marginal declines in sales volumes due to the timing of production. Gross margins and cash generated from operating activities improved compared to the first quarter of 2016 as costs at Constancia benefited from continued site optimization and the Manitoba business unit benefited from cost reduction efforts as well as the weaker Canadian dollar.

In the first quarter of 2016, we continued to benefit from increased sales volumes following the achievement of commercial production at Constancia. Lower average realized prices of copper compared to the same quarter of 2015 partially offset the continued strong production volumes from the Peru operations and caused both gross profit and operating cash flow generated from our operations to be lower than in the fourth quarter of 2015.

For information on previous trends and quarterly reviews, refer to our MD&A dated February 22, 2017.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Net debt is shown because it is a performance measure used by the Company to assess our financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the company. Cash cost and sustaining cash cost per pound of zinc produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Net Debt

The following table presents our calculation of net debt as at June 30, 2017 and December 31, 2016:

	Jun. 30,	Dec. 31,
(in $ thousands)	2017	2016
Total long-term debt	1,102,426	1,232,164
Cash and cash equivalents	(152,672)	(146,864)

Net debt	949,754	1,085,300

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

–

Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the zinc will occur later, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

–

Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flow and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

–

Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

–

All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months and six months ended June 30, 2017 and 2016. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended		Six months ended
Net pounds of copper produced
(in thousands)	Jun. 30, 2017	Jun. 30, 2016	Jun. 30, 2017	Jun. 30, 2016
Peru	65,693	76,499	125,683	140,747
Manitoba	24,348	24,676	40,927	46,140

Net pounds of copper produced	90,041	101,175	166,610	186,887

Consolidated	Three months ended				Six months ended
Cash cost per pound of	Jun. 30, 2017		Jun. 30, 2016		Jun. 30, 2017		Jun. 30, 2016
copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	190,609	2.12	166,860	1.65	364,596	2.19	331,990	1.77
By-product credits	(113,724)	(1.26)	(83,357)	(0.82)	(220,525)	(1.32)	(150,074)	(0.80)

Cash cost, net of by-product credits	76,885	0.85	83,503	0.83	144,071	0.86	181,916	0.97

Consolidated	Three months ended				Six months ended
Supplementary cash cost	Jun. 30, 2017		Jun. 30, 2016		Jun. 30, 2017		Jun. 30, 2016
information	$000s	$/lb [1]	000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Zinc	82,253	0.91	51,953	0.51	160,104	0.96	102,451	0.55
Gold	28,770	0.32	36,589	0.36	59,804	0.36	57,500	0.31
Silver	11,872	0.13	12,949	0.13	21,758	0.13	23,401	0.13
Other	5,072	0.06	597	0.01	6,250	0.04	1,327	0.01
Total by-product credits	127,967	1.42	102,088	1.01	247,916	1.49	184,679	1.00
Less: deferred revenue	(14,243)	(0.16)	(18,731)	(0.19)	(27,391)	(0.16)	(34,605)	(0.19)
Total by-product credits, net
of pre-production credits	113,724	1.26	83,357	0.82	220,525	1.32	150,074	0.80

Reconciliation to IFRS:
Cash cost, net of by-product credits	76,885		83,503		144,071		181,916
By-product credits	127,967		102,088		247,916		184,679
Change in deferred revenues	(14,243)		(18,731)		(27,391)		(34,605)
Treatment and refining charges	(26,102)		(26,376)		(44,891)		(54,016)
Share-based payment	161		293		599		226
Inventory write-off (reversals)	(2,079)		(2,341)		(1,276)		(72)
Change in product inventory	3,573		(6,405)		(13,726)		2,174
Royalties	4,236		2,907		7,553		5,925
Depreciation and amortization[2]	76,521		63,746		138,071		138,159

Cost of sales	246,919		198,684		450,926		424,386

1 Per pound of copper produced.
2 Depreciation is based on concentrate sold.

Peru	Three months ended		Six months ended
(in thousands)	Jun. 30, 2017	Jun. 30, 2016	Jun. 30, 2017	Jun. 30, 2016
Pounds of copper produced[1]	65,693	76,499	125,683	140,747
Net pounds of copper produced[1]	65,693	76,499	125,683	140,747

1 Contained copper in concentrate.

Peru	Three months ended				Six months ended
Cash cost per pound of copper	Jun. 30, 2017		Jun. 30, 2016		Jun. 30, 2017		Jun. 30, 2016
produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	12,611	0.19	14,381	0.19	25,900	0.21	26,913	0.19
Milling	35,758	0.54	27,905	0.36	68,069	0.54	54,534	0.39
G&A	13,928	0.21	10,701	0.14	26,513	0.21	20,057	0.14
Onsite costs	62,297	0.95	52,987	0.69	120,482	0.96	101,504	0.72
Treatment & refining	16,370	0.25	16,606	0.22	27,621	0.22	35,154	0.25
Freight & other	10,895	0.17	11,979	0.16	19,988	0.16	26,313	0.19
Cash cost, before by-product credits	89,562	1.36	81,572	1.07	168,091	1.34	162,971	1.16
By-product credits	(8,326)	(0.13)	(7,279)	(0.10)	(8,725)	(0.07)	(14,793)	(0.11)

Cash cost, net of by-product credits	81,236	1.24	74,293	0.97	159,366	1.27	148,178	1.05

Peru	Three months ended				Six months ended
Supplementary cash cost	Jun. 30, 2017		Jun. 30, 2016		Jun. 30, 2017		Jun. 30, 2016
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Gold	1,863	0.03	4,562	0.06	1,810	0.01	10,928	0.08
Silver	7,846	0.12	7,737	0.10	12,014	0.10	15,826	0.11
Other	3,877	0.06	-	-	3,877	0.03	129	-
Total by-product credits	13,586	0.21	12,299	0.16	17,701	0.14	26,883	0.19
Less: deferred revenue	(5,260)	(0.08)	(5,020)	(0.07)	(8,976)	(0.07)	(12,090)	(0.09)
Total by-product credits, net
of pre-production credits	8,326	0.13	7,279	0.10	8,725	0.07	14,793	0.11
Reconciliation to IFRS:
Cash cost, net of by-product credits	81,236		74,293		159,366		148,178
By-product credits	13,586		12,299		17,701		26,883
Change in deferred revenues	(5,260)		(5,020)		(8,976)		(12,090)
Treatment and refining charges	(16,370)		(16,606)		(27,621)		(35,154)
Inventory write-off (reversals)	(2,079)				(1,276)
Share-based payment	115		-		186		-
Change in product inventory	2,534		(9,873)		(15,024)		(2,788)
Royalties	1,705		973		2,566		2,696
Depreciation and amortization[2]	45,136		32,030		75,519		77,532

Cost of sales	120,603		88,096		202,441		205,257

1 Per pound of copper produced.
2Depreciation is based on concentrate sold.

Manitoba	Three months ended		Six months ended
(in thousands)	Jun. 30, 2017	Jun. 30, 2016	Jun. 30, 2017	Jun. 30, 2016

Net pounds of copper produced[1]	24,348	24,676	40,927	46,140

1 Contained copper in concentrate.

Manitoba	Three months ended				Six months ended
Cash cost per pound of	Jun. 30, 2017		Jun. 30, 2016		Jun. 30, 2017		Jun. 30, 2016
copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Mining	35,965	1.48	29,713	1.20	69,880	1.71	58,768	1.27
Milling	11,440	0.47	10,326	0.42	24,578	0.60	19,317	0.42
Refining (zinc)	15,590	0.64	16,393	0.66	32,196	0.79	32,190	0.70
G&A	11,861	0.49	7,311	0.30	24,890	0.61	16,407	0.36
Purchased ore and zinc concentrates	5,867	0.24	4,996	0.20	9,268	0.23	8,219	0.18
Onsite costs	80,723	3.32	68,739	2.79	160,812	3.93	134,901	2.92
Treatment & refining	9,732	0.40	9,770	0.40	17,270	0.42	18,862	0.41
Freight & other	10,592	0.44	6,779	0.27	18,423	0.45	15,256	0.33
Cash cost, before by-product credits	101,047	4.15	85,288	3.46	196,505	4.80	169,019	3.66
By-product credits	(105,398)	(4.33)	(76,078)	(3.08)	(211,800)	(5.18)	(135,281)	(2.93)

Cash cost, net of by-product credits	(4,351)	(0.18)	9,210	0.37	(15,295)	(0.37)	33,738	0.73

Manitoba	Three months ended				Six months ended
Supplementary cash cost	Jun. 30, 2017		Jun. 30, 2016		Jun. 30, 2017		Jun. 30, 2016
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Zinc	82,253	3.38	51,953	2.11	160,104	3.91	102,451	2.22
Gold	26,907	1.11	32,027	1.30	57,994	1.42	46,572	1.01
Silver	4,026	0.17	5,212	0.21	9,744	0.24	7,575	0.16
Other	1,195	0.05	597	0.02	2,373	0.06	1,198	0.03
Total by-product credits	114,381	4.70	89,789	3.64	230,215	5.63	157,796	3.42
Less: deferred revenue	(8,983)	(0.36)	(13,711)	(0.56)	(18,415)	(0.45)	(22,515)	(0.49)
Total by-product credits, net of pre-production credits	105,398	4.33	76,078	3.08	211,800	5.18	135,281	2.93

Reconciliation to IFRS:
Cash cost, net of by-product credits	(4,351)		9,210		(15,295)		33,738
By-product credits	114,381		89,789		230,215		157,796
Change in deferred revenues	(8,983)		(13,711)		(18,415)		(22,515)
Treatment and refining charges	(9,732)		(9,770)		(17,270)		(18,862)
Share-based payment	46		293		413		226
Inventory write-off (reversals)	-		(2,341)		-		(72)
Change in product inventory	1,039		3,468		1,298		4,962
Royalties	2,531		1,934		4,987		3,229
Depreciation and amortization[2]	31,385		31,716		62,552		60,627

Cost of sales	126,316		110,588		248,485		219,129

1 Per pound of copper produced.
2 Depreciation is based on concentrate sold.

Consolidated	Three months ended				Six months ended
All-in sustaining cash cost per	Jun. 30, 2017		Jun. 30, 2016		Jun. 30, 2017		Jun. 30, 2016
pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	76,885	0.85	83,503	0.83	144,071	0.86	181,916	0.96
Sustaining capital expenditures-cash	46,831	0.52	45,884	0.45	77,185	0.46	89,837	0.48
Capitalized exploration	516	0.01	912	0.01	842	0.01	1,327	0.01
Royalties	4,236	0.05	2,907	0.03	7,553	0.05	5,925	0.03
Sustaining cash cost, net of
by-product credits	128,468	1.43	133,206	1.32	229,651	1.38	279,005	1.49
Corporate selling and administrative
expenses	5,847	0.06	10,025	0.10	16,132	0.10	18,368	0.10
All-in sustaining cash cost, net of by-product credits	134,315	1.49	143,231	1.42	245,783	1.48	297,373	1.59

Peru	Three months ended				Six months ended
Sustaining cash cost per pound	Jun. 30, 2017		Jun. 30, 2016		Jun. 30, 2017		Jun. 30, 2016
of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	81,236	1.24	74,293	0.97	159,366	1.27	148,178	1.05
Sustaining capital expenditures-cash	36,304	0.55	30,777	0.40	53,812	0.43	51,125	0.36
Royalties	1,705	0.03	973	0.01	2,566	0.02	2,696	0.02
Sustaining cash cost per pound of copper produced	119,245	1.82	106,043	1.39	215,744	1.72	201,999	1.44

Manitoba	Three months ended				Six months ended
Sustaining cash cost per pound	Jun. 30, 2017		Jun. 30, 2016		Jun. 30, 2017		Jun. 30, 2016
of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Cash cost, net of by-product credits	(4,351)	(0.18)	9,210	0.37	(15,295)	(0.37)	33,738	0.73
Sustaining capital expenditures - cash	10,527	0.43	15,107	0.61	23,373	0.57	38,712	0.84
Capitalized exploration	516	0.02	912	0.04	842	0.02	1,327	0.03
Royalties	2,531	0.10	1,934	0.08	4,987	0.12	3,229	0.07
Sustaining cash cost per pound of copper produced	9,223	0.38	27,163	1.10	13,907	0.34	77,006	1.67

Zinc Cash Cost and Zinc Sustaining Cash Cost

Cash cost per pound of zinc produced (“zinc cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates zinc as our primary metal of production as it is becoming the largest component of revenues for our Manitoba business unit, and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

–

Zinc cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of zinc produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the copper will occur later, and an increase in production of copper metal will tend to result in an increase in zinc cash cost under this measure.

–

Zinc cash cost, net of by-product credits - In order to calculate the net cost to produce and sell zinc, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than zinc. The by-product revenues from copper, gold, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell zinc would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum zinc price consistent with positive operating cash flow and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside zinc prices, the zinc cash cost net of by-product credits would increase, requiring a higher zinc price than that reported to maintain positive cash flows and operating margins.

–

Zinc sustaining cash cost, net of by-product credits - This measure is an extension of zinc cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than zinc cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of zinc cash cost and zinc sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between zinc cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months and six months ended June 30, 2017 and 2016. Zinc cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended		Year ended
(in thousands)	Jun. 30, 2017	Jun. 30, 2016	Jun. 30, 2017	Jun. 30, 2016

Pounds of zinc produced[1]	76,932	58,325	144,328	109,861
Net pounds of zinc produced[1]	76,932	58,325	144,328	109,861

1 Contained zinc in concentrate.

Manitoba	Three months ended				Year ended
Cash cost per pound of	Jun. 30, 2017		Jun. 30, 2016		Jun. 30, 2017		Jun. 30, 2016
zinc produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Cash cost, before by-product credits[1]	101,047	1.31	85,288	1.46	196,505	1.36	169,019	1.54
By-product credits	(84,914)	(1.10)	(72,384)	(1.24)	(160,879)	(1.11)	(133,627)	(1.22)
Zinc cash cost, net of by-product credits	16,133	0.21	12,904	0.22	35,626	0.25	35,392	0.32

1 For additional detail on cash cost, before by-product credits please see page 35 of this MD&A.

Manitoba	Three months ended				Six months ended
Supplementary cash cost	Jun. 30, 2017		Jun. 30, 2016		Jun. 30, 2017		Jun. 30, 2016
information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]

By-product credits:
Copper	61,769	0.80	48,259	0.83	109,183	0.76	100,797	0.92
Gold	26,907	0.35	32,027	0.55	57,994	0.40	46,572	0.42
Silver	4,026	0.05	5,212	0.09	9,744	0.07	7,575	0.07
Other	1,195	0.02	597	0.01	2,373	0.02	1,198	0.01
Total by-product credits	93,897	1.22	86,095	1.48	179,294	1.24	156,142	1.42
Less: deferred revenue	(8,983)	(0.12)	(13,711)	(0.24)	(18,415)	(0.13)	(22,515)	(0.20)
Total by-product credits, net
of pre-production credits	84,914	1.10	72,384	1.24	160,879	1.11	133,627	1.22

Reconciliation to IFRS:
Cash cost, net of by-product credits	16,133		12,904		35,626		35,392
By-product credits	93,897		86,095		179,294		156,142
Change in deferred revenues	(8,983)		(13,711)		(18,415)		(22,515)
Treatment and refining charges	(9,732)		(9,770)		(17,270)		(18,862)
Share-based payment	46		293		413		226
Inventory write-off (reversals)	-		(2,341)		-		(72)
Change in product inventory	1,039		3,468		1,298		4,962
Royalties	2,531		1,934		4,987		3,229
Depreciation and amortization[2]	31,385		31,716		62,552		60,627
Cost of sales	126,316		110,588		248,485		219,129

1 Per pound of zinc produced.
2 Depreciation is based on concentrate sold.

Manitoba	Three months ended				Six months ended
Sustaining cash cost per pound	Jun. 30, 2017		Jun. 30, 2016		Jun. 30, 2017		Jun. 30, 2016
of zinc produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb

Zinc cash cost, net of by-product credits	16,133	0.21	12,904	0.22	35,626	0.25	35,392	0.32
Sustaining capital expenditures - cash	10,527	0.14	15,107	0.26	23,373	0.16	38,712	0.35
Capitalized exploration	516	0.01	912	0.02	842	0.01	1,327	0.01
Royalties	2,531	0.03	1,934	0.03	4,987	0.03	3,229	0.03
Sustaining cash cost per pound of zinc produced	29,707	0.39	30,857	0.53	64,828	0.45	78,660	0.72

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our June 30, 2017 consolidated interim financial statements.

Estimates and judgements

For information on significant areas requiring us to make estimates and judgements, refer to note 2 of our June 30, 2017 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the quarter ended June 30, 2017 that materially affected or are reasonably likely to materially affect our ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at our mines and processing facilities, the anticipated timing, cost and benefits of developing the Rosemont project, Pampacancha deposit and Lalor growth projects, anticipated exploration plans, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, the permitting, development and financing of the Rosemont project, the potential to increase throughput at the Stall mill and to refurbish the New Britannia mill and utilize it to process ore from the Lalor mine, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

–	the success of mining, processing, exploration and development activities;
–	the scheduled maintenance and availability of our processing facilities;
–	the sustainability and success of Hudbay’s cost reduction initiatives;
–	the accuracy of geological, mining and metallurgical estimates;
–	anticipated metals prices and the costs of production;
–	the supply and demand for metals we produce;
–	the supply and availability of all forms of energy and fuels at reasonable prices;
–	no significant unanticipated operational or technical difficulties;
–	the execution of our business and growth strategies, including the success of our strategic investments and initiatives;
–	the availability of additional financing, if needed;
–	the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;
–	the timing and receipt of various regulatory, governmental and joint venture partner approvals;
–	the availability of personnel for our exploration, development and operational projects and ongoing employee relations;
–	the ability to secure required land rights to develop the Pampacancha deposit;
–

maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia mine and Rosemont project and First Nations communities surrounding our Lalor and Reed mines;

–	no significant unanticipated challenges with stakeholders at our various projects;
–	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
–	no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;
–	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
–	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
–	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the permitting, development and economics of the Rosemont project and related legal challenges), risks related to the maturing nature of our 777 and Reed mines and their impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights), risks related to the cost, schedule and economics of the capital projects intended to increase processing capacity for Lalor ore, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, our Senior Vice President and Chief Operating Officer. The technical and scientific information related to our Manitoba sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Lalor Mine Manager. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for our material properties as filed by us on SEDAR at www.sedar.com.